December 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chardan Healthcare Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-228533

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Chardan Capital Markets LLC, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on December 13, 2018, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: December 7, 2018.
(ii)	Dates of distribution: December 7, 2018 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 14 (other than Chardan Capital Markets LLC).
(iv)	Number of prospectuses so distributed: 267.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Chardan Capital Markets LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director